EXHIBIT 11

                       COMPUTATION OF PER SHARE EARNINGS

                 (In thousands, except earnings per share data)


                                          Three months ended

                                                 March 31

                                           2001            2000
                                           ----            ----


Net (loss) income                       ($282,740)      ($456,264)

Basic earnings per common share             ($.02)         ($0.06)

Diluted earnings per common share           ($.02)         ($0.06)

Weighted average common shares

outstanding                             11,621,031      7,402,597

Weighted average common shares

outstanding assuming dilution           11,621,031      7,402,597